VIA EDGAR

December 4, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Alan Campbell

Re:	Odonate Therapeutics, Inc.

Registration Statement on Form S-3

Filed November 27, 2020

File No. 333-250993

Dear Mr. Campbell:

Odonate Therapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-250993) be accelerated and that it be declared effective on December 8, 2020 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Sincerely,
/s/ Michael Hearne
Michael Hearne
Chief Financial Officer
cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP